UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 7, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: April 7, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER BEATS 600,000 SALES BARRIER IN 2016/17

Mumbai April 7, 2017: Jaguar Land Rover, the UK's largest manufacturer of premium luxury vehicles today reported record retail sales of 604,009 vehicles (including sales from our China joint venture) in the financial year ended 31 March 2017, up 16% compared to a year ago, exceeding 600,000 for the first time in the company's history. Retail sales for the Fourth Quarter (ended 31 March 2017) were 179,509 vehicles, up 13% on the same quarter a year ago, and March sales reached 90,838 units, up 21% on March 2016.

Retail sales for the financial year were up year-on-year in China (32%), North America (24%), the UK (16%) and Europe (13%), whilst sales in Overseas markets were down 6%.

Andy Goss, Jaguar Land Rover Group Sales Operations Director said: "These numbers set the seal on Jaguar Land Rover's seventh successive year of sales growth, by breaking through the 600,000 barrier. We continue to make encouraging gains in key markets such as China and North America, as well as seeing sustained customer demand for the Jaguar F-PACE, Range Rover Evoque and Land Rover Discovery Sport.

"The last 12 months have seen the launch of three completely new product lines, and successful growth across many of our existing products. Jaguar sales are still increasing strongly and Jaguar is now Europe's fastest-growing car brand"

Retail sales for Jaguar were a record 172,848 vehicles in the financial year, up 83% compared to the prior year, primarily driven by the successful introduction of the F-PACE and solid sales of the XE and XF (including the long wheel base XFL from the China joint venture). Jaguar retails in the Fourth Quarter were 53,972 vehicles, up 81% on the same quarter last year, and were 27,820 units in the month of March, up 83% compared to March 2016.

Land Rover retailed 431,161 vehicles this financial year, up 1% compared to last year, as continuing strong sales of the Discovery Sport, Evoque and Range Rover Sport were offset by the run-out of Defender and Discovery. Sales of the all-new Discovery began in February with 4,862 units retailed since its launch. Retail sales for Land Rover for the Fourth Quarter were 125,537 units, down 2.7% from a year ago, and retails in March were 63,018 vehicles, up 4.8% compared to March 2016.

Last month Land Rover launched the Velar, a new addition to the Range Rover family, positioned between Evoque and Range Rover Sport, which will go on sale later this year.

-Ends-

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Kelly Mundee, Corporate Communications

M: +44 (0) 7880 182287 E: kmundee@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.